UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the third quarter ended 31 March 2007
Harmony Gold Mining Company
Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F  X         Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes              No X

SHAREHOLDER INFORMATION
Issued ordinary share capital at 31 March 2007
399 993 950
MARKET CAPITALISATION
At 31 March 2007 (ZARm)
R40 499.34
At 31 March 2007 (US$m)
US$5 566.54
HARMONY ORDINARY SHARE AND ADR PRICES
12 month high (1 April 2006 – 31 March 2007) for ordinary shares
R123.00
12 month low (1 April 2006 – 31 March 2007) for ordinary shares
R80.51
12 month high (1 April 2006 – 31 March 2007) for ADRs
US$17.76
12 month low (1 April 2006 – 31 March 2007) for ADRs
US$11.90
FREE FLOAT
100%
ADR RATIO
1:1
JSE LIMITED
HAR
Range for the quarter (1 January 2007 to 31 March 2007)
R111.20 – R101.25
Average volume for the quarter (1 January 2007 to 31 March 2007)
1 489 796 shares per day
NEW YORK STOCK EXCHANGE, INC
HMY
Range for the quarter (closing prices)
US$15.27 – US$13.90
Average volume for the quarter (1 January 2007 to 31 March 2007)
1 334 484 shares per day
NASDAQ
HMY
Range for the quarter (closing prices)
US$15.27 – US$13.90
Average volume for the quarter (1 January 2007 to 31 March 2007)
2 282 916 shares per day

QUARTERLY HIGHLIGHTS
■
Headline earnings up at 58 cents per share
■
SA underground R/kg costs down by 2.1%
■
SA underground grades 5.0g/t
■
Solid performance from Quality and Leverage Operations
FINANCIAL SUMMARY FOR THE THIRD QUARTER ENDED 31 MARCH 2007
Quarter
Quarter
Q-on-Q
Quarter    Financial year
March 2007
December 2006
% change
March 2006
2006
Gold produced
– kg
18 010
18 724
(3.8)
17 464
74 242
– oz
579 032
601 999
(3.8)
561 477
2 386 925
Cash costs
– R/kg
103 608
104 132
0.5
92 914
88 629
– $/oz
445
442
(0.7)
470
433
Cash operating profit
– Rm
869
755
15.1
306
1 458
– US$m
120
103
16.5
50
229
Cash earnings
– SA c/s
218
190
14.7
78
371
– US c/s
30
26
15.4
13
58
Basic earnings/(loss)
– SA c/s
62
118
(47.5)
(44)
(133)
– US c/s
9
16
(43.8)
(7)
(21)
Fully diluted earnings/(loss)
– SA c/s
61
116
(47.4)
(44)
(133)
– US c/s
8
16
(50.0)
(7)
(21)
Headline earnings/(loss)
– SA c/s
58
44
31.8
(48)
(263)
– US c/s
8
6
33.3
(7)
(41)
P

FINANCIAL REVIEW FOR THE THIRD QUARTER ENDED
31 MARCH 2007

TABLE OF CONTENTS
Chief Executive’s Review . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
3
Safety and Health report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
4
The Third quarter ended 31 March 2007 under review . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
5
Capital expenditure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
7
Cash position . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
8
Operational review
South African Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

9
– Quarterly profit comparison for operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9
– Quality operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
10
– Leveraged operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
11
– South African surface operations (includes Kalgold) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
11
Australian operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
12
– Mount Magnet . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
12
– South Kal Mines . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
13
Growth projects . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
13
– Doornkop South Reef Capital Project . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
14
– Tshepong – Sub 66 Decline Project . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
16
– Phakisa Capital Project . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
17
– Elandsrand Capital Project . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
19
– Project Phoenix . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
21
– Hidden Valley Project . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
22
– Wafi/Golpu pre-feasibility studies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
24
Quarterly operating and financial results (Rand/metric) (unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
25
Total operations – quarterly financial results (Rand/metric) (unaudited). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
26
Total operations – year to date financial results (Rand/metric) (unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
27
Abridged balance sheet at 31 March 2007 (Rand) (unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
28
Condensed statement of changes in equity for the nine months ended 31 March 2007 (Rand) (unaudited) . . . . . .
29
Summarised cash flow statement for the period ended 31 March 2007 (Rand) (unaudited) . . . . . . . . . . . . . . . . . .
30
Reconciliation between cash operating profit and cash generated/(utilised) by operations for the period ended 31 March 2007 (Rand) (unaudited). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
31
Notes to the results for the quarter ended 31 March 2007 (unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
32
Quarterly operating and financial results (US$/Imperial) (unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
33
Total operations – quarterly financial results (US$/Imperial) (unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
34
Total operations – year to date financial results (US$/Imperial) (unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
35
Abridged balance sheet at 31 March 2007 (US$) (unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
36
Condensed statement of changes in equity for the nine months ended 31 March 2007 (US$) (unaudited) . . . . . . .
37
Summarised cash flow statement for the period ended 31 March 2007 (US$) (unaudited) . . . . . . . . . . . . . . . . . . .
38
Development results (Metric) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
39
Development results (Imperial) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
40
Contact details . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
41
P

CHIEF EXECUTIVE’S REVIEW
March is usually the month when we at Harmony come together at our leadership conference to realign our leaders to the strategic direction for the company. The objective of these conferences is to spend time together as the company’s leaders and recommit to our values, which include making value creation a Harmony way of life.
Harmony continues to invest large sums of money on training and developing our employees. We have a growing pool of talented individuals who have been identified for managerial positions in line with our succession plans. I believe that currently
Harmony has a strong core of managers who will unlock sustainable value for all our stakeholders. We also continue to be able to attract quality people to fill vacancies in Harmony.
Our growth projects, which are the exciting component of the organic growth within our portfolio of assets, will make our portfolio more profitable and robust. These projects are on schedule and should begin contributing to our bottom line within the 2008 financial year through to the end of 2010.
Harmony’s March quarter was marked by a steady operational performance with sound cost control. The full benefits of the higher gold price and improving flexibility through increasing development over the past 15 months are now being realised when comparing the current quarter with the corresponding period for March 2006.
Headline earnings improved by 31.8% to 58 cents per share compared with 44 cents per share for the December 2006 quarter and a 48 cents per share loss for the March 2006 quarter.
Total operating profit rose 15.1% to R869 million (R755 million) quarter on quarter and is up by 184.0% from R306 million compared with the corresponding period ended March 2006.
The March 2007 net profit was up 6.5% to R247 million compared with the December 2006 quarter considering that the
December 2006 had an accounting profit of R236 million which arose from the conversion of Western Areas shares to Gold
Fields shares. A loss of R174 million was reported for March 2006.
Despite the lower production and considering that the operations generally have fewer production shifts in the March quarter, the Quality and Leverage operations reported a solid performance with strong cost control and improved grades.
Fewer total tonnes were milled for the quarter under review. The 6.2% drop in tonnes – from the SA underground operations –
to 3 152 000 tonnes compares with 3 361 000 tonnes previously. This was partially countered by the 4.2% higher grades of
5.0g/t from the SA underground operations, which resulted in gold production being only 2.5% lower at 15 655kg (16 066kg).
A higher Rand gold price received of R151 833/kg and a steady USD/ZAR exchange rate of R7.24 translated into a pleasing cash operating profit of R868.5 million, an increase of 15.1% quarter on quarter.
Total cash operating costs were marginally down at R103 608/kg from R104 132/kg previously. The SA underground operations showed strong cost containment with a 2.1% cost reduction to R101 868/kg (R104 056/kg).
Excellent progress was made with the work at all the Growth projects and it is anticipated that the Tshepong Sub 66 Decline and Doornkop’s new mine should begin their first production within the next six months. The grade performance from the current old sections at both Elandsrand as well as Doornkop for the March quarter was disappointing.
A number of significant company events took place during the quarter. Firstly, we welcome the precedent-setting judgment by the South African Competition Tribunal in our case against Mittal Steel SA regarding their excessive pricing of flat steel. The
Tribunal found that Mittal had in fact abused its dominant position by engaging in excessive pricing. In the next few months the Competition Tribunal will hear further evidence before imposing remedies.
P

Secondly, Harmony signed an agreement with Rio Tinto Limited to purchase the royalty rights from Rio Tinto for the Hidden
Valley and Kerimenge deposits in Papua New Guinea. The transaction will afford Harmony the benefit of reducing the cash costs of Hidden Valley by US$13 per ounce. One suspensive condition is still outstanding.
Lastly, during the quarter Harmony refinanced its R1 billion debt owing to Rand Merchant Bank. We also sold 1.2 million Gold
Fields Limited shares in the open market realising R156.8 million and incurred an accounting profit of R1.0 million. We will continue to dispose of the remainder of our GFI shares in an orderly manner.
SAFETY AND HEALTH REPORT
■
Elandsrand achieved One Million Fatality Free Shifts
■
Three of Harmony’s operations achieved 500 000 fatality free shifts
Fatality injury rate (per million hours worked)
Harmony’s sound safety rating over the two previous quarters was negatively affected by the poor March quarter performance.
The Group’s FIFR (Fatality Injury Frequency Rate) for the March 2007 quarter regressed by 5.3% from 0.19 to 0.20. Regretfully one contractor and five employees lost their lives on Harmony’s mines during the quarter. Five of these fatalities occurred in three incidents during one week at our Randfontein operations which up to then were considered to be our safest South
African operations.
The LTIF (Lost Time Injury Frequency) rate for the South African operations regressed by 3.9% to 16.17 (15.55) per million man hours worked. The SLFR (Shifts Lost Frequency Rates) for the South African operations regressed by 7.3% to 466 (430) per million man hours worked. These rates should be compared with the benchmark of 16 for LTIF.
The Australian Operations incurred two LTIs during the quarter. The LTIF rate on a 12-month moving average is 4.2 which is the same as the industry average. South Kal Mine operations recorded no LTI for the quarter.
P

THE THIRD QUARTER ENDED 31 MARCH 2007 UNDER REVIEW
Harmony’s March quarter showed a steady recovery from the previous quarter with the December holiday period having only a modest impact on our operations. Grades were at more acceptable levels and costs were well contained throughout Harmony.
The performance of the company is best highlighted in the following table:
Q-on-Q
March 2007
December 2006
% Variance
March 2006
Production
– kg
18 010
18 724
(3.8)
17 464
Production
– oz
579 032
601 999
(3.8)
561 477
Revenue
– R/kg
151 833
144 467
5.1
110 399
Revenue
– US$/oz
652
613
6.4
559
Cash cost
– R/kg
103 608
104 132
0.5
92 914
Cash cost
– US$/oz
445
442
(0.7)
470
Exchange rate
– USD/ZAR
7.24
7.32
(1.1)
6.15
Cash Operating Profit and Margin
March 2007
December 2006
March 2006
Cash operating profit (Rm)
868.5
755.3
305.6
Cash operating profit margin (%)
31.8
27.9
15.8
Quarter on quarter cash operating profit variance analysis
Cash operating profit – December 2006
R755.3 million
– volume change
(R151.4) million
– working cost change
R83.8 million
– recovery grade change
R47.5 million
– gold price change
R133.3 million
– net variance
R113.2 million
Cash operating profit – March 2007
R868.5 million
Analysis of earnings per share
Quarter ended
Quarter ended
Quarter ended
Earnings per share (SA cents)
March 2007
December 2006
March 2006
Cash earnings
218
190
78
Basic earnings/(loss)
62
118
(44)
Fully diluted earnings/(loss)
61
116
(44)
Headline earnings/(loss)
58
44
(48)
P

Reconciliation between basic earnings and headline profit
Quarter ended
Quarter ended
Headline earnings per share (SA cents)
March 2007
December 2006
Basic earnings
62
118
Profit on sale of property, plant and equipment
(1)
(19)
Profit on sale of Australian investment
(2)
–
Profit on disposal of investment in Gold Fields Limited
(1)
–
Profit on sale of Western Areas investment
–
(55)
Headline earnings
58
44
P

CAPITAL EXPENDITURE
Capital expenditure at our Growth projects was 32.3% higher for the March quarter as projects approach completion dates.
Operational Capex
Actual
Actual
Forecast
December 2006
March 2007
June 2007
Rm
Rm
Rm
South African Operations
303
349
329
Australasian Operations
42
62
77
Total Operational Capex
345
411
406
Project Capex
Capital invested
to date
Rm
Doornkop South Reef
57
65
50
506
Elandsrand New Mine
32
38
34
547
Tshepong North Decline
16
19
13
234
Phakisa Shaft
62
62
52
510
PNG
59
115
264
342
Total Project Capex
226
299
413
2 139
Total CAPEX
571
710
819
Upgrading our portfolio of assets to world-class status
P

CASH POSITION
Harmony Group cash reconciliation for March 2007
(R’million)
Cash and equivalents on 31 December 2006
903.7
Operational
(175.6)
Operating profit
868.5
Capex – net
(446.7)
Development cost capitalised
(263.5)
Corporate/Exploration expenditure
(118.6)
Care and maintenance costs
(12.6)
Interest paid
(105.7)
Movement in working capital
(436.6)
Movement in accrued liabilities
285.6
Other items
54.0
Other
257.5
Net sundry revenue
(3.6)
Foreign exchange profit
19.2
Shares issued – net of expenses
3.0
Australian hedges close outs
(70.1)
Proceeds on market sale of Gold Fields Shares
156.8
Restricted cash received from restructuring of RMB loan
152.2
Cash and equivalents on 31 March 2007
985.6
The decrease in working capital relates to an increase in accounts receivable due to additional unpaid VAT and gold receivables.
P

OPERATIONAL REVIEW
South African Operations
Tonnes Milled
Tonnages from the SA underground operations were down by 209 000 tonnes at 3 152 000 tonnes. Both Tshepong and
Bambanani experienced underground fires resulting in a drop in tonnes during March. Joel was also adversely affected by the engineering construction underway at North Shaft. After a poor performance in the December quarter, volumes from
Masimong were steady while Target made an exceptional improvement quarter on quarter.
Recovery Grades
Harmony’s Quality operations experienced a good quarter in grade recovery, with the exception of Randfontein. Target also experienced a better quarter with an improvement of 14.7% in recovery grades, and Bambanani’s kilograms increased to
1 870 (1 783), positively affecting grades by 2.6%.
Cost Control
Cost was well contained throughout the Group. Cash operating costs for the SA underground operations dropped by 2.1% to
R101 868/kg from R104 056/kg previously, on the back of lower tonnes milled.
Development
Q-on-Q
Total Metres ‘000
March 2007
December 2006
% Variance
March 2006
Quality
20.4
23.7
(13.9)
Growth
6.2
5.7
8.8
Leverage
11.8
14.0
(15.7)
Total
38.5
43.4
(11.3)
33.1
Harmony’s operations are within reach of their development targets. We should within the next eight months have the required flexibility to extract optimal value from our ore body. Development for the March quarter was 11.3% lower primarily due to reduced production shifts during the December seasonal period.
Quarterly profit comparison for operations
OPERATION
WORKING PROFIT (Rm)
VARIANCES (Rm)
Dec-06
Mar-07
Variance
Volume
Grade
Price
Costs
South African operations
Quality                                                      357.5
496.5
139.0
(47.8)
77.3
62.4
47.1
Growth
84.5
54.5
(30.0)
(16.2)
(52.0)
13.4
24.8
Leverage
203.8
235.0
31.2
(75.0)
54.1
46.9
5.2
Surface operations
49.6
35.3
(14.3)
17.2
(20.4)
6.0
(17.1)
Australasian operations
59.9
47.2
(12.7)
(29.6)
(11.5)
4.6
23.8
Total Harmony
755.3
868.5
113.2
(151.4)
47.5
133.3
83.8
P

Quality operations
Includes the following shafts: Target, Tshepong, Masimong, Evander and Randfontein’s Cooke Shafts.
Q-on-Q
March 2007
December 2006
% Variance
March 2006
U/g tonnes milled
(‘000)
1 496
1 561
(4.2)
1 522
U/g recovery grade
(g/t)
5.45
5.09
7.1
5.69
U/g kilograms produced
(kg)
8 158
7 953
2.6
8 661
U/g working costs
(R/kg)
91 055
99 318
8.3
81 886
U/g working costs
(R/tonne)
497
506
1.8
466
Tshepong Mine
Tonnes milled at Tshepong, for the March quarter were 7.4% down compared with the December quarter from 421 000 to
390 000 tonnes, but at 12% better grades of 6.3g/t (5.6g/t).
Production improved by 3.8% from 2 354 kilograms to 2 444 kilograms, resulting in R/kg costs decreasing by 11.5%.
Target Mine
Tonnages at Target improved by 4.2% to 197 000 tonnes (189 000 tonnes) for the March quarter due to better vehicle availability and fewer problems encountered with large rocks in massive stoping areas. Improvement in the narrow reef mining section and trackless development also contributed to more volumes quarter on quarter.
Grade increased by 14.7% to 5.9g/t (5.2g/t) on the back of higher face grades. Total unit costs were down by 8.9% to
R66 108/kg (R72 581/kg) due to lower volumes, better grade recovery and good cost control.
Masimong Mine
Masimong’s tonnages were flat during the March quarter at 236 000 tonnes (238 000 tonnes). The higher recovery grades of
4.9g/t (4.4g/t) resulted in reduction of costs to R96 779/kg (R118 307/kg), a reduction of 18.2%. Production rose by 8.6% to
1 148kgs (1 057kgs).
Evander
Evander made a significant overall improvement compared with the previous quarter. Tonnages were 3.5% lower at
362 000 tonnes (375 000 tonnes). Evander’s recovery grades improved by 15.5% to 5.2g/t from 4.5g/t and gold production was
11.4% up at 1 869kgs (1 677kgs).
Stores and other working costs were well contained, R/t costs improved by 1.4% to R507/t (R514/t) and R/kg costs were down by 14.7% to R98 186/kg (R115 082/kg).
Randfontein Operations
The Randfontein Operations posted a disappointing performance for the March quarter. Volumes were down by 8.0% from
338 000 tonnes to 311 000 tonnes, grades decreased by 12.5% to an average grade of 4.9g/t (5.6g/t) impacting negatively on production which dropped by 18.9% to 1 528kg (1 884kg). R/t costs increased by 1.4% from R568/t to R576/t.
P

Leveraged operations
Shafts included under this section are Bambanani, Joel, West Shaft, St Helena, Harmony, Merriespruit, Unisel, Brand and Orkney.
Q-on-Q
March 2007
December 2006
% Variance
March 2006
U/g tonnes milled
(‘000)
1 277
1 401
(8.9)
1 055
U/g recovery grade
(g/t)
4.49
4.20
6.9
4.74
U/g kilograms produced
(kg)
5 740
5 885
(2.5)
4 996
U/g working costs
(R/kg)
111 291
109 427
(1.7)
102 857
U/g working costs
(R/tonne)
500
460
(8.7)
487
Leveraged operations produced 8.9% lower tonnes at 1 277 tonnes. The 6.9% improvement in recovery grades to 4.5g/t (4.2g/t)
mitigated some of the negative impact of gold production. Production was 2.5% lower at 5 740kg from 5 885kg.
R/t costs were up to R500/t (R460/t), but R/kg costs increased marginally by 1.7% to R111 291/kg (R109 427/kg).
Significant underperformance was recorded at Joel, where it was decided to do major re-engineering work on the North Shaft.
This will also impact on the June 2007 quarter. It should be noted that 2% or 30 000 tonnes of the reduction quarter on quarter is due to the permanent closure of West shaft.
South African surface operations (includes Kalgold)
Q-on-Q
March 2007
December 2006
% Variance
March 2006
Surface tonnes milled
(‘000)
1 268
1 097
15.6
783
Surface recovery grade
(g/t)
0.59
0.70
(15.7)
0.98
Kilograms produced
(kg)
747
770
(3.0)
766
Working costs
(R/kg)
104 299
79 000
(32.0)
92 535
Working costs
(R/tonne)
61
55
(10.9)
91
Kalgold current quarter performance
Kalgold experienced one of its worst quarters due to a drought in the operation’s area. Water shortages resulted in lower tonnes and higher costs; grades were steady at 1.03g/t. In order to solve the water shortage problem, Kalgold is drilling 13 additional water boreholes to augment the water supply in the future.
Mining grade in D Zone is improving with the opening up of the orebody following the completion of the final cut-back.
P

Australian Operations
Highlights
■
Underground resource delineated beneath Shirl open pit
■
HBJ open pit cutback project at South Kal Mines on track for ore production in September 2007
■
100 000oz of open pit resources delineated at South Kal Mines
■
Significant resource drill programme launched at Mt Magnet
■
Hedge book reduced by 42 000 ounces
March 2007
December 2006
% Variance
March 2006
Tonnes milled
(‘000)
694
777
(10.7)
763
Recovery grade
(g/t)
2.32
2.43
(4.5)
2.02
Kilograms produced
(kg)
1 608
1 888
(14.8)
1 543
Working costs
(R/kg)
120 225
115 024
(4.5)
91 876
Working costs
(R/tonne)
279
279
–
186
The Australian operations reported a decrease in gold production from 60 707 ounces in the December quarter to
51 697 ounces. This is ascribed to mining of lower grade ore at Mt Magnet’s Hesperus Open Pit and from South Kal Mines underground due to temporary ground control issues.
During the quarter 42 000 ounces of hedged forward positions were settled at a cost of AUD11.9 million. These out of the money hedge positions were inherited with the acquisition of Hill 50 Gold NL and had an average strike price of AUD518.
During the June quarter an additional 30 000 ounces of hedged positions will come up for settlement. Closure costs of these positions at current prices will amount to approximately AUD10 million.
Mount Magnet
Mt Magnet operations produced 28 014oz (35 242oz) of gold in the March quarter from milling of 412 681 tonnes at an average grade of 2.1g/t (2.4g/t).
Underground production amounted to 18 534oz (19 643oz) in the current quarter from the milling of 115 876 tonnes
(110 635 tonnes) at 5.0g/t (5.5g/t).
Hill 50 continued to incur hanging-wall dilution in 21A and 20L stopes causing continued reductions in stope grades.
The underground South and North stopes were hampered by dilution and seismicity events.
Capital expenditure of AUD4.9 million was mainly spent on open pit and underground capital mine development.
P

South Kal Mines
South Kal operations produced 23 683oz (25 465oz) in the March quarter from the milling of 281 777 tonnes of ore at an average head grade of 2.6g/t.
Capital increased from A$5.1 million in the September quarter to A$5.7 million in the March quarter, predominantly as a result of the HBJ open pit cutback project having ramped up.
Mill throughput was less than the previous quarter due to unscheduled maintenance activities in the crushing circuit and operational difficulties associated with the materials handling characteristics of the high clay content ore from the Shirl Open
Pit. Energy shortages, wet weather and slow throughput rates during leach tank refurbishment work late in March, also contributed to the lower than expected production performance.
Ore delineation at the Shirl Open Pit continues to exceed the reserve prediction due to an increased continuity of high grade mineralisation at the intersection of the two dominant mineralised structures.
The HBJ open pit cut back project was ramped up to full operating capacity, with both mining fleets now fully manned.
Production rates are in line with the pre-mining feasibility study, with expected completion of the cut-back and full production by September 2008.
Resource development activities at the Shirl mining area included further diamond drilling to target the existence of “cross-
lode” style mineralisation at depths below the Shirl Open Pit. Drilling was successful in intersecting a thin mineralised shear zone with numerous examples of visible gold mineralisation.
A mining business case study is currently in progress. Previous preliminary business case work has indicated the potential for a small underground mine. Equipment recovered from Mt Marion will be utilised if a mining decision is taken on the Shirl underground.
GROWTH PROJECTS
■
Tshepong Sub 66 Decline first production scheduled for June 2007
■
Doornkop first production from new mine anticipated in September 2007 quarter
■
Phakisa first production expected in June 2008 quarter
Growth projects production performance from Doornkop and Elandsrand old mines
Q-on-Q
March 2007
December 2006
% Variance
March 2006
U/g tonnes milled
(‘000)
379
399
(5.0)
343
U/g recovery grade
(g/t)
4.64
5.58
(16.8)
4.37
U/g kilograms produced
(kg)
1 757
2 228
(21.1)
1 498
U/g working costs
(R/kg)
121 289
106 782
(13.5)
124 774
U/g working costs
(R/tonne)
562
596
(5.7)
545
Harmony’s Growth projects continue to make good progress as the first production and commissioning dates for some of the projects approach. The tonnage and grade profiles should show an upward trend over the ensuing quarters, but the grade will be variable as is typical of mines in a build-up phase.
We have updated the financial evaluations of our projects and these are now calculated at a long-term gold price of R115 000/kg.
P

Doornkop South Reef Capital Project
Project Overview
Station development continued on 202, 205, 207 and 212 levels with 10 012 cubic metres excavated. Access development advanced by a total of 543 metres on 192 and 197 levels, while 508 metres of secondary development was achieved on 192 level.
The remaining 50 metre portion of shaft between levels 192 and 197 was removed during the quarter’s shaft sinking operations. Dual sink operation on shaft bottom was completed at 35 metres below the footwall on 212 level. All that remains is the lining and partial equipping of the 185 metres of shaft from 197 level to shaft bottom.
This is the first of its kind in the world in terms of dual sinking and its safe and successful completion is a tribute to all our engineering construction and project management teams.
The dual-purpose winder compartment has been equipped from 132 level to 192 level in the main shaft.
Long-hole drilling progressed slowly with a schedule slippage of five months; the first reef intersection is expected by the end of April and the second by mid-May 2007.
Annual Capital Expenditure Profile
Table (Rm)
2003
2004
2005
2006
2007
2008
2009
2010
Total
Actual Sunk
13
98
114
147
158
530
Forecast
59
214
161
139
573
Total
13
98
114
147
217
214
161
139
1 103
Project Financials
Gold Price (Kg)
R115 000
NPV 7.5% (June 06)
R1 189m
IRR (%)
50
Envisaged Costs (Average at full production)
– R/tonne
R397
– R/kg
R60 944
– $/oz
$292
1st production (Month and Year)
July 2007
Full production (Month and Year)
December 2009
Monthly production on completion
Tonnes milled
– 135 000 tonnes
Average recovery grade
– 6.6g/t
Kilograms
– 891kg
Ounces per year
– 340 362oz
P

Remaining Milestones
■
Shaft lined and partially equipped to 212 level
– August 2007
■
Rock winder installed and commissioned
– November 2007
■
Main shaft commissioned to hoist 75 000 t/m
– January 2008
P 15

Tshepong – Sub 66 Decline Project
Project Overview
The decline sinking at the Sub 66 Decline project approaches completion with the last blast scheduled for May 2007. This quarter’s progress includes the completion of development through the poor ground conditions; the planned vent-raise borehole from 69 level to 66 level and the 69 to 95 raise line was holed and equipped. The ore pass raise boreholes is scheduled for completion in April 2007.
Annual Capital Expenditure profile
Table (Rm)
2003
2004
2005
2006
2007
2008
Total
Actual                                                        32.8
66.6
40.6
52.9
42.7
235.6
Forecast
14.4
30.3
44.7
Total
32.8
66.6
40.6
52.9
57.1
30.3
280.3
Project Financials
Gold Price (Kg)
R115 000
NPV 7.5%
R1 244.3m
IRR (%)
43
Envisaged Costs (Average at full production)
– R/tonne
R433
– R/kg
R60 076
– $/oz
$278.89
1st production
April 2007
Full production
May 2008
Monthly production on completion
Tonnes milled
– 48 000 tonnes
Recovered grade
– 7.2g/t
Kilograms
– 350kg
Ounces per year
– 135 036oz
Future Milestones
■
Construction of 71 dams
– April 2007
■
Complete decline development
– May 2007
■
Installation of the chairlift
– June 2007
■
Installation of 71 pump station
– July 2007
P

Phakisa Capital Project
Project Overview
Access development metres steadily increased in the last quarter. The innovative rail-veyor system, to be commissioned in the next quarter, will facilitate a significant increase in development rates.
The project remains on schedule to deliver its first gold production in May 2008.
Annual Capital Expenditure Profile
Table (Rm)
2004
2005
2006
2007
2008
2009
Total
Actual Sunk
117
116
147
160
540
Forecast
48
91
72
210
Total
117
116
147
207
91
72
750
Project Financials
Gold Price (Kg)
R115 000
NPV 7.5%
R2 955m
IRR (%)
35
Envisaged Costs (Average at full production)
– R/tonne
R446
– R/kg
R55 015
– $/oz
$263
1st production
May 2008
Full production
May 2010
Monthly production on completion
Tonnes milled
– 90 000 tonnes
Average recovered grade
– 8.11g/t
Kilograms
– 730kg
Ounces per year
– 281 760oz
P

Future Milestones set
■
Expected start of production
– May 2008
■
Expected project completion
– February 2009
■
Full production
– May 2010
P 18

Elandsrand Capital Project
Project Overview
During the past quarter the shaft bottom of No. 2 service shaft was developed and fully equipped. The stripping of the sinking pipes was completed, while equipping of the chilled water columns is planned for the next two quarters. The installation of pump column No. 2 from the station to the pump chamber, on 115 level, progressed well.
A large amount of infrastructure was completed during the March quarter whilst horizontal development continued on all available levels.
Annual Capital Expenditure Profile
Table (Rm)
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Total
Actual
35.6
107.0
106.2
105.5
96.1
119.6
140.8
805.7
Forecast
66.1
70.0
20.4
4.6
636.1
Total
35.6
107.0
106.2
105.5
96.1
119.6
74.6
70.0
20.4
4.6
169.6
Project Production
Tonnes milled
% Split
Kilograms
% Split
Old Mine
164 851
70.7
881
65.9
New Mine
68 418
29.3
456
34.1
Total Mine
233 269
1 337
Project Financials
Gold Price (Kg)
R115 000
NPV 7.5%
R2 901m
IRR (%)
25.9
Envisaged Costs (Average at full production)
– R/tonne
R451
– R/kg
R57 529
– $/oz
$275
Full production
June 2010
Monthly production on completion
Tonnes milled
– 147 000 tonnes
Average recovery grade
– 7.84g/t
Kilograms
– 1 152kg
Ounces per year
– 444 355oz
P

Future Milestones
■
109 level first raise completed
– November 2008
■
109 level ledging commences
– November 2008
■
113 level first raise completed
– December 2009
P 20

Project Phoenix
Project Overview
Total tonnes treated for the plant increased steadily and is now averaging some 240 000 tonnes per month.
Annual Capital Expenditure Profile
Table (Rm)
2006
2007
Total
Actual
15.14
15.70
30.84
Forecast
1.8
32.64
Project Financials
Gold Price (Kg)
R115 000
NPV 7.5% (February 2007)
R219.02m
IRR (%)
207
Envisaged Costs (Average at full production)
– R/tonne
R10.54
– R/kg
R43 889
– $/oz
$203.75
Full production (Month and Year)
– August 2007
Monthly production at full capacity
Tonnes milled
– 440 000 tonnes
Average recovery grade
– 0.195g/t
Kilograms
– 86kg
Ounces per year
– 33 103oz
Future Milestones
■
Brand D slimes dam retreatment commences
– April 2007
■
CIL stream 2 modification to be completed
– May 2007
■
Dam 13 commissioning retreatment commences
– May 2007
P

Hidden Valley Project
Highlights
■
Access construction at Process Plant site
■
Commencement of work within the Tailings Storage Facility
■
Work started on the Pihema Creek diversion and creek diverted
■
All platforms for project infrastructure complete, excluding explosive plant, magazine areas and open pit offices
■
Immersive Truck Simulator commissioned
■
A letter of intent for the supply of bulk explosives issued to DNX
Project Overview
Significant progress was again made on the access road and earthworks during the quarter. The highlight of the period was the arrival of the pioneering earthworks machines at the process plant site in February.
Work was substantially completed on the Pihema Creek diversion with the Pihema Creek flow now diverted into the Upper
Watut River. All platforms for project infrastructure are complete, excluding the explosive storage and preparation areas. The
Hidden Valley access road is complete; with further surfacing works required to repair damaged sections.
During February, 13 items of earthmoving equipment were ordered to increase the effort on the Hamata plant site and maintain the project schedule. These items are due to arrive over the next quarter. Deliveries of previously ordered additional construction equipment continued in the quarter with 6 of the 7 items now on site and the final machine due in April.
The access roads and bulk earthworks schedule continues to be updated and shows progress achieved to date in line with the plan. Plant site excavation will be monitored closely to ensure that planned access dates for the commencement of detailed civil works are maintained.
Evaluation of the results of the Hamata resource definition programme is ongoing with all core logging and sampling completed. Although some assay results are still outstanding, indications are that this programme could significantly add to the Hamata reserves.
The Kaveroi resource definition drilling programme started on 19 March, with 131m drilled to date. It is anticipated that this programme will also lead to a substantial upgrade of the Kaveroi reserves.
Commissioning of the Immersive Truck Simulator and the training of 5 Supervisor/Trainers was completed in Lae during the quarter. A tender evaluation for Hidden Valley pre-strip access works was completed during the period. The analysis indicated
that expansion of Harmony’s own construction fleet would be the most cost effective approach to complete this work. An order for eight pieces of construction equipment was placed in early March.
A letter of intent for the supply of bulk explosives was issued to DNX at the end of the period, allowing for the commencement of engineering and plant procurement activities.
P

Annual Construction Capital Expenditure Profile
Table (A$m)
2006
2007
2008
2009
2010
2011
2012
2013
Total
Actual Sunk
20
43
63
Forecast
30*
245
46
321
Total
20
73
245
46
384
*Excludes A$30 million for Rio Tinto royalty buy-out, which is not considered part of construction capital.
Project Financials
Base
Spot
Gold Price (A$/oz)
A$712/Oz
A$814/Oz
Silver Price (U$oz)
U$8/Oz
U$13.84/Oz
NPV 7.5%
A$137m
A$344m
IRR (%)
14
23
Envisaged Costs (Average at full production)
Base
Spot
US$207/oz
US$167/oz
1st production
November 2008
Monthly production at full capacity
Kilograms
– 739kg
Ounces per year
– 285 000oz
P

Wafi/Golpu pre-feasibility studies
Project Overview
Work for the quarter has progressed very well and in line with the study schedule. Block cave modelling work for the Golpu copper deposit is complete.
Capital cost estimations within a range of production rates are being developed in order that the Pre-Feasibility Study (PFS)
can recommend an optimal production rate.
All planned field work for the Golpu PFS has been completed with the exception of one diamond drill hole on the decline route, which is to be completed during April 2007. The field progress has been matched by study and test work, putting the Golpu stand-alone PFS in good stead to be completed as planned by the end of July 2007.
Off-site infrastructure scoping studies were completed during the quarter and proposals to complete the work to PFS level have been received by 4 consulting companies. Metallurgical test work for the challenging Link Zone ore body, part of Wafi
Gold, has produced very pleasing results, with recoveries of up to 97% achieved. This is significantly better than anticipated.
Several issues have delayed the overall drilling programmes for the Link Zone and NRG1. This is expected to delay completion beyond May 2007, however, all drilling is expected to be completed by the end of June 2007.
Capital expenditure for the quarter was increased from previous quarters at 8.2 million Kina (A$3.7 million). This increase was planned and the overall cost for the 2007 financial year is expected to be within budget.
P

QUARTERLY OPERATING AND FINANCIAL RESULTS
(Rand/Metric) (unaudited)
Underground production – South Africa
South
South
Quality
Growth
Leveraged
Africa
Africa
Harmony
Ounces
Projects
Ounces
Sub-total
Surface
Total
Australia
PNG
Total
Ore milled
– t’000
Mar-07
1 496
379
1 277
3 152
1 268
4 420
694
–
5 114
Dec-06
1 561
399
1 401
3 361
1 097
4 458
777
–
5 235
Gold Produced
– kg
Mar-07
8 158
1 757
5 740
15 655
747
16 402
1 608
–
18 010
Dec-06
7 953
2 228
5 885
16 066
770
16 836
1 888
–
18 724
Yield –
g/tonne
Mar-07
5.45
4.64
4.49
4.97
0.59
3.71
2.32
–
3.52
Dec-06
5.09
5.58
4.20
4.78
0.70
3.78
2.43
–
3.58
Cash Operating Costs
– R/kg
Mar-07
91 055
121 289
111 291
101 868
104 299
101 979
120 225
–
103 608
Dec-06
99 318
106 782
109 427
104 056
79 000
102 910
115 024
–
104 132
Cash Operating Costs
– R/tonne
Mar-07
497
562
500
506
61
378
279
–
365
Dec-06
506
596
460
497
55
389
279
–
372
Working Revenue
(R’000)
Mar-07
1 239 333
267 601
873 832
2 380 766
113 198
2 493 964
240 556
–
2 734 520
Dec-06
1 147 318
322 362
847 812
2 317 492
110 451
2 427 943
277 089
–
2 705 032
Cash Operating Costs
(R’000)
Mar-07
742 825
213 105
638 811
1 594 741
77 911
1 672 652
193 321
–
1 865 973
Dec-06
789 877
237 910
643 976
1 671 763
60 830
1 732 593
217 166
–
1 949 759
Cash Operating Profit
(R’000)
Mar-07
496 508
54 496
235 021
786 025
35 287
821 312
47 235
–
868 547
Dec-06
357 441
84 452
203 836
645 729
49 621
695 350
59 923
–
755 273
Capital Expenditure
(R’000)
Mar-07
192 856
221 492
119 162
533 510
390
533 900
61 567
114 769
710 236
Dec-06
178 951
189 203
101 355
469 509
769
470 278
42 391
58 583
571 252
Quality Ounces – Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong
Growth Projects – Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project
Leveraged Ounces – Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3, Orkney 2, 4 and 7.
P2
5

P

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS
(Rand/metric) (unaudited)
Quarter ended Quarter ended Quarter ended
31 March 2007 31 December 2006 31 March 2006
Ore milled – t’000 5 114 5 235 4 466
Gold produced – kg 18 010 18 724 17 464
Gold price received – R/kg 151 833 144 467 110 399
Cash operating costs – R/kg 103 608 104 132 92 914
R million R million R million
Revenue 2 735 2 705 1 928
Cash operating costs 1 866 1 950 1 622
Cash operating profit 869
755                                306
Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities
(308) (287) (264)
Corporate, administration and other expenditure (50) (62) (6)
Provision for rehabilitation costs (3) (3) (1)
Operating profit 508
403                                   35
Amortisation and depreciation, other than mining
properties, mine development costs and mine plant facilities
(17) (16) (17)
Care and maintenance costs (13) (19) (30)
Share-based compensation (14) (14) (26)
Exploration expenditure (68) (60) (21)
Profit from associates –
30                                     –
(Loss)/Gain on financial instruments (24)
17                               (260)
Profit on sale of property, plant and equipment 4
73                                    13
Other income/(expenses) – net 15 (36) (9)
Mark-to-market of listed investments 29
27                                    22
Profit on sale of listed investment 10
–                                      –
Profit on sale of investment in associate –
236                                      –
Interest received 36
42                                    71
Interest paid (106) (103) (96)
Profit/(Loss) before tax 360
580                               (318)
Current tax – expense (3) (2) (1)
Deferred tax – (expense)/reversal (110) (110) 145
Net profit/(loss) 247
468                               (174)
Earnings/(Loss) per share – cents *
– Basic earnings/(loss)
62
118                                 (44)
– Headline earnings/(loss) 58
44                                 (48)
– Fully diluted earnings/(loss) ** *** 61
116                                 (44)
Dividends per share – (cents)
– Interim
–
–                                    –
– Proposed final –
–                                    –
Prepared in accordance with International Financial Reporting Standards.
* Calculated on weighted average number of shares in issue at quarter end 31 March 2007: 398.4 million (31 December 2006:
397.7 million) (31 March 2006: 393.4 million).
** Calculated on weighted average number of diluted shares in issue at quarter end 31 March 2007: 403.3 million
(31 December 2006: 403.7 million) (31 March 2006: 400.5 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline profit/(loss):
Net profit/(loss)
247
468                                (174)
Adjustments:
–  Profit on sale of property, plant and equipment
(4) (73) (13)
–  Profit on sale of GBS investment
(9)
–                                     –
–  Profit on disposal of investment in Gold Fields Limited
(1)
–                                     –
–  Profit on sale of Western Areas investment
– (220) –
Headline profit/(loss) 233
175                               (187)

P

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL RESULTS
(Rand/metric) (unaudited)
Year to date Year to date
31 March 2007 31 March 2006
Ore milled – t’000 15 404 13 923
Gold produced – kg 56 206 56 999
Gold price received – R/kg 146 426 101 282
Cash operating costs – R/kg 101 680 87 019
R million R million
Revenue 8 230 5 773
Cash operating costs 5 715 4 960
Cash operating profit 2 515 813
Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities
(903) (765)
Corporate, administration and other expenditure (172) (134)
Provision for rehabilitation costs (8) (5)
Operating profit/(loss) 1 432 (91)
Amortisation and depreciation, other than mining properties, mine development costs and mine plant facilities
(50) (38)
Care and maintenance costs (52) (145)
Employment termination and restructuring costs – 86
Share-based compensation (40) (82)
Exploration expenditure (169) (71)
Loss from associates (18) –
Gain/(Loss) on financial instruments 11 (558)
Profit on sale of property, plant and equipment 90 40
Other income/(expenses) – net (5) (54)
Sale of listed investment and subsidiaries – (1)
Mark-to-market of listed investments 80 65
Profit on sale of listed investment 11 306
Profit on sale of investment in associate 236 –
Interest received 117 171
Interest paid (304) (290)
Profit/(Loss) before tax 1 339 (662)
Current tax – expense (5) (5)
Deferred tax – (expense)/reversal (342) 188
Net profit/(loss) 992 (479)
Earnings/(Loss) per share – cents *
– Basic earnings/(loss)
249 (122)
– Headline earnings/(loss) 169 (211)
– Fully diluted earnings/(loss) ** *** 246 (122)
Dividends per share – (cents)
– Interim
– –
– Proposed final – –
Prepared in accordance with International Financial Reporting Standards.
* Calculated on weighted average number of shares in issue for nine months to 31 March 2007: 397.7 million
(31 March 2006: 392.9 million).
** Calculated on weighted average number of diluted shares in issue for nine months to 31 March 2007: 402.7 million
(31 March 2006: 398.1 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline profit/(loss):
Net profit/(loss)
992 (479)
Adjustments:
–  Profit on sale of property, plant and equipment
(90) (40)
–  Profit on sale of GBS investment
(10) –
–  Loss on disposal of Sangold investment
– 1
–  Profit on disposal of investment in Gold Fields Limited
(1) (306)
–  Profit on sale of Western Areas investment
(220) –
Headline profit/(loss) 671 (824)

P 28
ABRIDGED BALANCE SHEET AT 31 MARCH 2007
(Rand) (unaudited)
At
At
At
31 March 2007
31 December 2006
31 March 2006
R million
R million
R million
ASSETS
Non-current assets
Property, plant and equipment
24 472
23 973
22 513
Intangible assets
2 270
2 270
2 268
Investment financial assets
4 430
4 491
2 223
Investments in associates
–
–                           2
012
Trade and other receivables
42
41
36
31 214
30 775
29 052
Current assets
Inventories
722
742                               598
Trade and other receivables
1 180
934                               775
Income and mining taxes
25
28                                 28
Cash and cash equivalents
985
904                             1
781
2 912
2 608
3 182
Total assets
34 126
33 383
32 234
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
25 590
25 588
25 346
Other reserves
(79)
(186)
(625)
Accumulated loss
(1 023)
(1 270)
(1 963)
24 488
24 132
22 758
Non-current liabilities
Borrowings
*
3 494
2 687
2 549
Net deferred taxation liabilities
2 663
2 541
1 954
Deferred financial instruments
448
484                              679
Provisions for other liabilities and charges
1 001
984                              943
7 606
6 696
6 125
Current liabilities
Trade and other payables
1 037
1 245
1 036
Accrued liabilities
586
301                              316
Borrowings
*
401
1 001
1 981
Shareholders for dividends
8
8                                18
2 032
2 555
3 351
Total equity and liabilities
34 126
33 383
32 234
Number of ordinary shares in issue
398 736 629
398 678 495
394 369 190
Net asset value per share (cents)
6 141
6 053
5 771
* The Group has refinanced the RMB bridging loan. A portion of the refinanced was effected before 31 March 2007.
The balance of the refinanced was concluded on 5 April 2007. The effect of the refinanced was the conversion of the
R1 billion short-term liability to a long-term liability.

P

CONDENSED STATEMENT OF CHANGES IN EQUITY FOR THE NINE MONTHS ENDED
31 MARCH 2007
(Rand) (unaudited)
Issued share
Other
Retained
capital
reserves
earnings
Total
R million
R million
R million
R million
Balance at 1 July 2006
25 489
(271)
(2 015)
23 203
Issue of share capital
101
101
Currency translation adjustment and other
192
192
Net earnings
992                           992
Balance at 31 March 2007
25 590
(79)
(1 023)
24 488
Balance at 1 July 2005
25 289
(586)
(1 484)
23 219
Issue of share capital
57
57
Currency translation adjustment and other
(39)
(39)
Net loss
(479)                         (479)
Balance at 31 March 2006
25 346
(625)
(1 963)
22 758

P 30
SUMMARISED CASH FLOW STATEMENT FOR THE PERIOD ENDED 31 MARCH 2007
(Rand) (unaudited)
Nine months ended    Nine months ended
Quarter ended
Quarter ended
31 March 2007
31 March 2006
31 March 2007
31 December 2006
R million
R million
R million
R million
Cash flow from operating activites
Cash generated/(utilised) by operations
1 469
(88)
511
487
Interest and dividends received
117
176
36
42
Interest paid
(143)
(143)
(48)
(50)
Income and mining taxes paid
(3)
(8)
3
(6)
Cash generated/(utilised) by operating activities
1 440
(63)
502
473
Cash flow from investing activities
Net proceeds on disposal of listed investments
229
2 461
199
–
Acquisition of investment in associate
–
(2 012)
–
–
Net additions to property, plant and equipment
(1 765)
(1 164)
(706)
(497)
Other investing activities
(66)
(18)
(52)
(15)
Cash utilised by investing activities
(1 602)
(733)
(559)
(512)
Cash flow from financing activities
Long-term loans raised
151
615
152
–
Ordinary shares issued – net of expenses
101
55
2
66
Dividends paid
–
–
–
–
Cash generated by financing activities
252
670
154
66
Foreign currency translation adjustments
(11)
77                            (16)
9
Net increase/(decrease) in cash and equivalents
79
(49)
81
36
Cash and equivalents – beginning of period
906
1 830
904
868
Cash and equivalents – end of period
985
1 781
985
904

P

RECONCILIATION BETWEEN CASH OPERATING PROFIT AND CASH GENERATED/(UTILISED) BY OPERATIONS FOR THE PERIOD ENDED 31 MARCH 2007
(Rand) (unaudited)
Nine months     Nine months         Quarter        Quarter
ended
ended
ended
ended
31 March
31 March
31 March  31 December
2007
2006
2007
2006
R million
R million
R million
R million
Cash operating profit
2 515            814                 869            755
Other cash items per income statement:
Other income (including interest received and
profit on sale of mining assets)
202
157
56
79
Employment termination, restructuring and
care and maintenance costs
(52)
(59)
(13)
(19)
Corporate, administration and other expenditure
(171)
(134)
(50)
(62)
Exploration expenditure
(169)
(71)
(68)
(60)
Provision for rehabilitation costs
(3)
(6)
(1)
–
Cash flow statement adjustments:
Cost of close out of hedges
(208)
(201)
(70)
(83)
Profit on sale of mining assets
(90)
(41)
(4)
(73)
Interest and dividends received
(117)
(176)
(36)
(42)
Mark-to-market of investments
–
–
–
-
Other non-cash items
(93)
(49)
(25)
(35)
Effect of changes in operating working capital items:
Receivables
(453)
(143)
(246)
(58)
Inventories
(56)
(15)
21
(12)
Accounts payable
(82)
(103)
(208)
61
Accrued liabilities
246
(61)
286
36
Cash generated/(utilised) by operations
1 469
(88)
511
487

P

NOTES TO THE RESULTS FOR THE QUARTER ENDED 31 MARCH 2007
(unaudited)
1. Basis of accounting
The unaudited results for the quarter have been prepared using accounting policies that comply with International
Financial Reporting Standards (IFRS). These consolidated quarterly statements are prepared in accordance with IFRS 34,
Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year.
2. Derivative financial instruments
Commodity Contracts:
The Harmony Group’s outstanding commodity contracts against future production, by type at 31 March 2007 are indicated
below. The total net delta of the hedge book at 31 March 2007 was 220 000 oz (6 834 kg)
30 June 30 June 30 June
Year 2007 2008 2009 Total
Australian Dollar Gold:
Forward contracts
Kilograms 622 3 110 3 110 6 843
Ounces 20 000 100 000 100 000 220 000
AUD per oz 518 518 518 518
Total commodity contracts Kilograms 622 3 110 3 110 6 843
Ounces 20 000 100 000 100 000 220 000
Total net gold ** Delta (kg) 622 3 109 3 104 6 834
Delta (oz) 20 000 99 949 99 784 219 732
These contracts are classified as speculative and the marked-to-market movement is reflected in the income statement.
The marked-to-market movement for the quarter of these contracts was a positive R49.8 million (positive USD6.9 million)
at 31 March 2007 (at 31 December 2006: positive R100.5 million or positive USD13.7 million).
Harmony closed out 10 000oz of forward positions during the quarter and the settlement of these close outs will occur during the quarter ended 30 June 2007. During the quarter under review, Harmony settled 42 000oz of forward contracts, which were closed out during the quarter ended 31 December 2006, at a cost of R69.5 million (USD9.6 million).
The marked-to-market value of the hedge book was a negative AUD78.6 million on 31 March 2007 (at 31 December 2006:
negative AUD87.3 million). The values at 31 March 2007 were based on a gold price of USD663 (AUD821) per ounce, exchange rates of USD/ZAR7.24 and AUD/USD0.8144 and prevailing market interest rates at that date. These valuations were provided by independent risk and treasury management experts.
At 20 April 2007, the marked-to-market value of the hedge book was a negative AUD78.2 million (negative
USD65.4 million), based on a gold price of USD686 (AUD825) per ounce, exchange rate of AUD/USD0.8347 and prevailing market interest rates at that time.
These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of the valuation, at market prices and rates available at the time.
** The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-
market sensitivity for a small change in the gold price.
Forward exchange commitment
Abelle entered into a contract for the purchase of the mining fleet in November 2006. The contract is in four different currencies and the estimated value is R241.7 million (AUD41 million at a closing rate of AUD/ZAR5.8962). The delivery date for the equipment has been split into two, with the first lot expected in April 2007 and the second lot in November 2007.
The underlying cash flows that will be required by the contract will therefore be modified in accordance with movements in the foreign exchange rates to which the contract is linked. The embedded derivative relating to the exchange rates were calculated based on the adjusted price at 31 March 2007 based on the Price Retail Index (PRI) movements since
September 2005.
The marked-to-market movement for the quarter on the embedded derivative was a negative R6.1 million (negative
AUD1.068 million, at an exchange rate of AUD/ZAR5.7023).

P3
3
QUARTERLY OPERATING AND FINANCIAL RESULTS
(US$/Imperial) (unaudited)
Underground production – South Africa
South
South
Quality
Growth
Leveraged
Africa
Africa
Harmony
Ounces
Projects
Ounces
Sub-total
Surface
Total
Australia
PNG
Total
Ore milled
– t’000
Mar–07
1 650
418
1 407
3 475
1 397
4 872
765
–
5 637
Dec–06
1 721
440
1 544
3 705
1 209
4 914
857
–
5 771
Gold Produced
– oz
Mar–07
262 285
56 488
184 544
503 317
24 016
527 333
51 699
–
579 032
Dec–06
255 677
71 637
189 211
516 525
24 767
541 292
60 707
–
601 999
Yield
–
oz/t
Mar–07
0.16                0.14                 0.13                 0.14                0.02                 0.11                 0.07
–                   0.10
Dec–06
0.15                0.16                 0.12                 0.14                0.02                 0.11                 0.07
–
0.10
Cash Operating Costs
– $/oz
Mar–07
391
521
478
438
448
438
516
–
445
Dec–06
422                454                   465                  442                 336                 437                    489
–
442
Cash Operating Costs
– $/t
Mar–07
62
70
63
63
8
47
35
–
46
Dec–06
63                   74                    57                    62                     7                   48                      35                      –                      46
Working Revenue
($’000)
Mar–07
171 135
36 952
120 664
328 751
15 631
344 382
33 218
–
377 600
Dec–06
156 748
44 042
115 829
316 619
15 090
331 709
37 856
–
369 565
Cash Operating Costs
($’000)
Mar–07
102 574
29 427
88 211
220 212
10 758
230 970
26 694
–
257 664
Dec–06
107 914
32 504
87 981
228 399
8 311
236 710
29 669
–
266 379
Cash Operating Profit
($’000)
Mar–07
68 561
7 525
32 453
108 539
4 873
113 412
6 524
–
119 936
Dec–06
48 834
11 538
27 848
88 220
6 779
94 999
8 187
–
103 186
Capital Expenditure
($’000)
Mar–07
26 631
30 585
16 455
73 671
54
73 725
8 502
15 848
98 075
Dec–06
24 449
25 849
13 847
64 145
105
64 250
5 791
8 004
78 045
Quality Ounces
– Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong
Growth Projects
– Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project
Leveraged Ounces – Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3, Orkney 2, 4 and 7.

P

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS
(US$/Imperial) (unaudited)
Quarter ended Quarter ended Quarter ended
31 March 2007 31 December 2006 31 March 2006
Ore milled – t’000 5 637 5 771 4 923
Gold produced – oz 579 032 601 999 561 477
Gold price received – $/oz 652
613                                559
Cash operating costs – $/oz 445
442                                470
$ million $ million $ million
Revenue 378
369                                314
Cash operating costs 258
266                                264
Cash operating profit 120 103 50
Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities
(43) (39) (43)
Corporate, administration and other expenditure (7) (9) (1)
Provision for rehabilitation costs –
–                                     –
Operating profit 70
55                                     6
Amortisation and depreciation, other than
mining properties, mine development
costs and mine plant facilities
(2) (2) (3)
Care and maintenance costs (2) (3) (5)
Share based compensation (2) (2) (4)
Exploration expenditure (9) (8) (3)
Profit from associates –
4                                     –
(Loss)/Gain on financial instruments (3)
2                                  (42)
Profit on sale of property, plant and equipment 1
10                                     2
Other income/(expenses) – net 2 (5) (2)
Mark-to-market of listed investments 4
4                                     4
Profit on sale of listed investment 1
–                                     –
Profit on sale of investment in associate –
32                                     –
Interest received 5
6                                   12
Interest paid (15) (14) (16)
Profit/(Loss) before tax 50
79                                 (51)
Current tax – expense –
–                                     –
Deferred tax – (expense)/reversal (15) (15) 24
Net profit/(loss) 35
64                                 (27)
Earnings/(Loss) per share – cents *
– Basic earnings/(loss)
9
16                                  (7)
– Headline earnings/(loss) 8
6                                  (7)
– Fully diluted earnings/(loss) ** *** 8
16                                  (7)
Dividends per share – (cents)
– Interim
–
–                                   –
– Proposed final –
–                                   –
The currency conversion rates average for the quarter: 31 March 2007: US$1=R7.24 (31 December 2006: US$1=R7.32)
(31 March 2006: US$1=R6.15).
* Calculated on weighted average number of shares in issue at quarter end 31 March 2007: 398.4 million (31 December 2006:
397.7 million) (31 March 2006: 393.4 million).
** Calculated on weighted average number of diluted shares in issue at quarter end 31 March 2007: 403.3 million
(31 December 2006: 403.7 million) (31 March 2006: 400.5 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline profit/(loss):
Net profit/(loss)
35
64                                  (27)
Adjustments:
– Profit on sale of property, plant and equipment
(1) (10) (2)
– Profit on sale of GBS investment (1)
–                                     –
– Profit on disposal of investment in Gold Fields Limited –
–                                     –
– Profit on sale of Western Areas investment – (30) –
Headline profit/(loss) 33
24                                 (29)

P

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL RESULTS
(US$/Imperial) (unaudited)
Year to date Year to date
31 March 2007 31 March 2006
Ore milled – t’000 16 982 15 353
Gold produced – oz 1 807 067 1 832 552
Gold price received – $/oz 629 493
Cash operating costs – $/oz 437 423
$ million $ million
Revenue 1 137 903
Cash operating costs 790 776
Cash operating profit 347 127
Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities
(125) (119)
Corporate, administration and other expenditure (24) (21)
Provision for rehabilitation costs – (1)
Operating profit/(loss) 198 (14)
Amortisation and depreciation, other than mining properties, mine development costs and mine plant facilities
(6) (6)
Care and maintenance costs (8) (22)
Employment termination and restructuring costs – 13
Share-based compensation (6) (13)
Exploration expenditure (23) (11)
Loss from associates (3) –
Gain/(Loss) on financial instruments 2 (87)
Profit on sale of property, plant and equipment 13 6
Other expenses – net (1) (10)
Sale of listed investment and subsidiaries – –
Mark-to-market of listed investments 11 10
Profit on sale of listed investment 1 48
Profit on sale of investment in associate 32 –
Interest received 16 27
Interest paid (42) (45)
Profit/(Loss) before tax 184 (104)
Current tax – expense – (1)
Deferred tax – (expense)/reversal (47) 30
Net profit/(loss) 137 (75)
Earnings/(Loss) per share – cents *
– Basic earnings/(loss)
34 (19)
– Headline earnings/(loss) 23 (33)
– Fully diluted earnings/(loss) ** *** 34 (19)
Dividends per share – (cents)
– Interim
– –
– Proposed final – –
Prepared in accordance with International Financial Reporting Standards.
The currency conversion rate average for the nine months to 31 March 2007: US$1=R7.23 (31 March 2006: US$1=R6.39).
* Calculated on weighted average number of shares in issue for the nine months to 31 March 2007: 397.7 million
(31 March 2006: 392.9 million).
** Calculated on weighted average number of diluted shares in issue for the nine months to 31 March 2007: 402.7 million
(31 March 2006: 398.1 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline profit/(loss):
Net profit/(loss)
137 (75)
Adjustments:
– Profit on sale of property, plant and equipment
(13) (6)
– Profit on sale of GBS investment (1) –
– Profit on disposal of investment in Gold Fields Limited – (48)
– Profit on sale of Western Areas investment (30) –
Headline profit/(loss) 93 (129)

P 36
ABRIDGED BALANCE SHEET AT 31 MARCH 2007
(US$) (unaudited)
At
At
At
31 March 2007
31 December 2006
31 March 2006
US$ million
US$ million
US$ million
ASSETS
Non-current assets
Property, plant and equipment
3 357
3 407
3 661
Intangible assets
311
323                               369
Investment financial assets
608
638                               361
Investments in associates
–
–                               327
Trade and other receivables
6
6                                   6
4 282
4 374
4 724
Current assets
Inventories
99
105
97
Trade and other receivables
162
133                               126
Income and mining taxes
3
4                                  5
Cash and cash equivalents
135
128                               290
399
370                              518
Total assets
4 681
4 744
5 242
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
3 510
3 636
4 121
Other reserves
(11)
(26)
(102)
Accumulated loss
(140)
(180)
(319)
3 359
3 430
3 700
Non-current liabilities
Borrowings
479
382                               414
Net deferred taxation liabilities
365
361                               318
Deferred financial instruments
61
69                               110
Provisions for other liabilities and charges
137
140                               154
1 042
952                               996
Current liabilities
Trade and other payables
144
176                              170
Accrued liabilities
80
43                                51
Borrowings
55
142                              322
Shareholders for dividends
1
1                                  3
280
362                               546
Total equity and liabilities
4 681
4 744
5 242
Number of ordinary shares in issue
398 736 629
398 678 495
394 369 190
Net asset value per share (US cents)
842
860
938
Balance sheet converted at conversion rate of US$1 = R7.29 (31 December 2006: R7.04) (31 March 2006: R6.15).

P

CONDENSED STATEMENT OF CHANGES IN EQUITY FOR THE NINE MONTHS ENDED
31 MARCH 2007
(US$) (unaudited)
Issued share
Other
Retained
capital
reserves
earnings
Total
US$ million
US$ million
US$ million
US$ million
Balance at 1 July 2006
3 496
(37)
(277)
3 182
Issue of share capital
14
14
Currency translation adjustment and other
26
26
Net earnings
137                           137
Balance at 31 March 2007
3 510
(11)
(140)
3 359
Balance at 1 July 2005
4 112
(95)
(241)
3 776
Issue of share capital
9
9
Currency translation adjustment and other
(7)
(7)
Net loss
(78)                           (78)
Balance at 31 March 2006
4 121
(102)
(319)
3 700
Balances translated at closing rates of: March 2007: US$1 = R7.29 (March 2006: US$1 = R6.15).

P 38
SUMMARISED CASH FLOW STATEMENT FOR THE PERIOD ENDED 31 MARCH 2007
(US$) (unaudited)
Nine months ended   Nine months ended
Quarter ended
Quarter ended
31 March 2007
31 March 2006
31 March 2007
31 December 2006
US$ million
US$ million
US$ million
US$ million
Cash flow from operating activites
Cash generated/(utilised) by operations
203
(14)
71
66
Interest and dividends received
16
28
5
7
Interest paid
(20)
(22)
(7)
(7)
Income and mining taxes paid
–
(1)
–
(1)
Cash generated/(utilised) by operating activities
199
(9)
69
65
Cash flow from investing activities
Net proceeds on disposal of listed investments
31
365
28
–
Acquisition of investment in associate
–
(327)
–
–
Net additions to property, plant and equipment
(244)
(182)
(97)
(68)
Other investing activities
(9)
(3)
(7)
(2)
Cash utilised by investing activities
(222)
(147)
(76)
(70)
Cash flow from financing activities
Long-term loans repaid
21
96
21
–
Ordinary shares issued – net of expenses
14
9
–
9
Dividends paid
–
–
–
–
Cash generated by financing activities
35
105
21
9
Foreign currency translation adjustments
(4)
66                              (7)
13
Net increase in cash and equivalents
8
15
7
16
Cash and equivalents – beginning of period
127
275
128
112
Cash and equivalents – end of period
135
290
135
128
Operating activities translated at average rates of: Nine months ended 31 March 2007: US$1 = R7.23 (Nine months ended
31 March 2006: US$1 = R6.39) (Quarter ended 31 March 2007: US$1 = R7.24) (Quarter ended 31 December 2006: US$1 = R7.32).
Closing balance translated at closing rates of: 31 March 2007: US$1 = R7.29 (31 March 2006: US$1 = R6.15)
(31 December 2006: US$1 = R7.04).

P 39
DEVELOPMENT RESULTS
(Metric)
Quarter ended December 2006
Quarter ended March 2007
Channel     Channel
Channel     Channel
Reef Sampled
Width
Value
Gold
Reef   Sampled
Width
Value
Gold
(Metres) (Metres)
(Cm’s)
(g/t)
(Cmg/t)    (Metres)   (Metres)
(Cm’s)
(g/t)
(Cmg/t)
Randfontein
VCR Reef
1,182
1,149
77
17.67
1,355
1,340
1,086
75
22.40
1,680
UE1A
1,323
1,170
163
6.40
1,042
1,018
1,038
179
4.86
871
E8 Reef
99
99
158
5.71
902
44
36
93
8.84
819
Kimberley Reef
1,001
752
160
4.63
739
997
770
197
4.65
918
E9GB Reef
23
17
217
1.10
238
154
141
144
5.85
843
All Reefs
3,628
3,187
131
8.20
1,075
3,552
3,071
144
8.09
1,167
Free State
Basal
1,103
834
99
9.68
961
1,062
690
66
14.53
963
Leader
1,592
1,252
177
5.33
941
1,715
1,564
153
4.97
760
A Reef
762
744
130
3.98
518
571
476
100
3.81
379
Middle
384
374
195
3.15
614
265
190
203
0.83
168
B Reef
598
585
41
17.12
702
436
637
55
14.29
786
All Reefs
4,439
3,789
131
6.04
793
4,048
3,557
114
6.32
721
Evander
Kimberley Reef
1,435
1,548
67
19.59
1,312
1,489
1,302
83
13.76
1,135
Elandskraal
VCR Reef
72
8
240
2.79
668
78
150
75
19.59
1,478
Orkney
Vaal Reef
144
–
–
–
–
55
82
114
20.87
2,369
VCR
–
–
–
–
–
–
–
–
–
–
All Reefs
144
–
–
–
–
55
82
114
20.87
2,369
Target
Elsburg
638
577
256
3.24
830
581
548
261
3.75
976
Freegold JV
Basal
1,430
1,484
32
43.48
1,408
1,223
1,178
24
55.81
1,332
Beatrix
183
207
63
9.47
594
132
135
125
3.78
471
Leader
–
–
–
–
–
–
–
–
–
–
B Reef
–
–
–
–
–
–
–
–
–
–
All Reefs
1,614
1,691
36
36.25
1,308
1,354
1,313
34
36.30
1,243

P 40
DEVELOPMENT RESULTS
(Imperial)
Quarter ended December 2006
Quarter ended March 2007
Channel Channel                                                          Channel     Channel
Reef    Sampled
Width
Value
Gold
Reef   Sampled
Width
Value
Gold
(Feet)
(Feet)
(inches)
(oz/t)
(in.ozt)
(Feet)
(Feet)
(inches)
(oz/t)
(in.ozt)
Randfontein
VCR Reef
3,876
3,770
30
0.52
16
4,396
3,563
30
0.64
19
UE1A
4,341
3,839
64
0.19
12
3,340
3,406
71
0.14
10
E8 Reef
326
325
62
0.16
10
143
118
36
0.25
9
Kimberley Reef
3,285
2,467
63
0.13
8
3,270
2,526
78
0.14
11
E9GB Reef
74
56
85
0.04
3
505
463
57
0.18
10
All Reefs
11,902
10,456
52
0.23
12
11,655
10,075
57
0.23
13
Free State
Basal
3,618
2,736
39
0.28
11
3,484
2,264
26
0.43
11
Leader
5,221
4,108
70
0.15
11
5,626
5,131
60
0.15
9
A Reef
2,499
2,441
51
0.12
6
1,872
1,562
39
0.11
4
Middle
1,261
1,227
77
0.09
7
870
623
80
0.02
2
B Reef
1,963
1,919
16
0.50
8
1,429
2,090
22
0.41
9
All Reefs
14,562
12,431
52
0.18
9
13,281
11,670
45
0.18
8
Evander
Kimberley Reef
4,708
5,079
26
0.58
15
4,885
4,272
32
0.41
13
Elandskraal
VCR Reef
236
26
94
0.08
8
257
492
30
0.57
17
Orkney
Vaal Reef
472
–
–
–
–
181
269
45
0.60
27
VCR
–
–
–
–
–
–
–
–
–
–
All Reefs
472
–
–
–
–
181
269
45
0.60
27
Target
Elsburg
2,094
1,893
101
0.09
10
1,905
1,798
103
0.11
11
Freegold JV
Basal
4,693
4,869
13
1.24
16
4,011
3,865
9
1.70
15
Beatrix
601
679
25
0.27
7
433
443
49
0.11
5
Leader
–
–
–
–
–
–
–
–
–
–
B Reef
–
–
–
–
–
–
–
–
–
–
All Reefs
5,294
5,548
14
1.07
15
4,444
4,308
13
1.10
14

P

CONTACT DETAILS
Harmony Gold Mining Company Limited
Corporate Office
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
First Floor
4 The High Street
Melrose Arch, 2196
Johannesburg
South Africa
Telephone: +27 11 684 0140
Fax: +27 11 684 0188
Website: http://www.harmony.co.za
Directors
P T Motsepe (Chairman)*
Z B Swanepoel (Chief Executive)
F Abbott*, J A Chissano*
†
,
Dr D S Lushaba*, F T De Buck*, M Motloba*,
N V Qangule, C M L Savage*
(*non-executive) (
†
Mozambique)
Investor Relations
Amelia Soares
Investor Relations Manager
Telephone: +27 11 684 0146
Fax: +27 11 684 0188
Cell: +27 (0) 82 654 9241
E-mail: amelia.soares@harmony.co.za
Lizelle du Toit
Investor Relations Officer
Telephone: +27 11 684 0149
Fax: +27 11 684 0188
Cell: +27 (0) 82 465 1244
E-mail: lizelle.dutoit@harmony.co.za
Marian van der Walt
Company Secretary
Telephone: +27 11 411 2037
Fax: +27 11 411 2398
Cell: +27 (0) 82 888 1242
E-mail: marian.vanderwalt@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street
Johannesburg, 2001
South Africa
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: +27 11 832 2652
Fax: +27 11 834 4398
United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Telephone: +44 870 162 3100
Fax: +44 208 639 2342
ADR Depositary
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY ADRS
Fax: +1 212 571 3050
Trading Symbols
JSE Limited HAR
New York Stock Exchange, Inc. HMY
NASDAQ HMY
London Stock Exchange plc HRM
Euronext Paris HG
Euronext Brussels HMY
Berlin Stock Exchange HAM1
Issuer code HAPS
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228

NOTES
P

NOTES
P

NOTES
P

PRINTED BY INCE (PTY) LIMITED
REF W2CF02804

FORWARD-LOOKING STATEMENTS
This quarterly report contains forward-looking statements within the meaning of the United States Private Securities
Litigation Reform Act of 1995 with respect to Harmony’s financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarterly report that are not historical facts are
“forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the U.S. Securities
Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•  overall economic and business conditions in South Africa and elsewhere;
•  the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
•  increases/decreases in the market price of gold;
•  the occurrence of hazards associated with underground and surface gold mining;
•  the occurrence of labor disruptions;
•  availability, terms and deployment of capital;
•  changes in Government regulation, particularly mining rights and environmental regulation;
•  fluctuations in exchange rates;
•  currency devaluations and other macro-economic monetary policies; and
•  socio-economic instability in South Africa and regionally.

www.harmony.co.za

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: 25 April, 2007
Harmony Gold Mining Company Limited
By: /s/ Nomfundo Qangule
Name:
Nomfundo Qangule
Title:     Chief Financial Officer